

From: [redacted]

wefunder communication

---------- Forwarded message ---------
[redacted]





a sip is great… a stake is better ;)



INVEST PLEASE

we dropped the big news on instagram
this morning, but ICYMI, here's the scoop:

kif is officially fundraising!

& you, our inner circle, are invited to help build the future of fizz.
we're already **50% of the way to our first $100k**, and here's why that matters:
the best deal terms *are reserved for the first $100k invested !!*

so if you've been sipping our delicious probiotic drinks, seeing how wild (& lucrative) the bev space is, and cheering kif on—now's your moment to jump in (before the early bird perks fly away)

👉 ***check it out here!***



reminder that the gut hut is open every weekend!



gut
Hut
by
Kif

& we *officially* have hours !!

fri-sun 12-3 pm

plus we've got some fun events happening this month, check out the [event cal here] :)



Kif
Kefir Water
Kif
Kefir Water

kif restocked at these retailers💌

ojai roots in ojai, ca

landmark plant co in oceanside, ca

sip snack in highland park

provisions in san marino, ca

paradise pantry in ventura, ca

just what i kneaded in frogtown

rad habits juice co in san diego, ca

likeminded studios in venice, ca

if you've got any questions about our fundraise, reply to this email!

xo the kif team





if you think someone else would love to follow along with kif, send them **this link!**

Cup o' Co LLC DBA Kif & co is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.



